Management's Discussion and Analysis

March 7, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2007 and its financial position as at January 31, 2007. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures
In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term “organic” to describe the results presented in this way. To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

The majority of MDS Sciex’s business is conducted through joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures but which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report our share of revenues from the joint ventures and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of adjusted EBITDA growth for MDS Sciex, in addition to the organic growth of our revenues, we also report growth in end-user revenues, which reflects the reported growth of the overall worldwide business associated with the sale of our products and from which we share in the revenues.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued operations
All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our first quarter 2006 interim report, revenues for 2006 have been reduced by $71 million and income from continuing operations has been reduced by $15 million.

Change in reporting currency to US dollars
MDS has historically measured and presented its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Effective November 1, 2006, we adopted the US dollar as our reporting currency. A significant portion of revenues, expenses, assets and liabilities are denominated in US dollars, the global character of the Company’s operations has increased dramatically following the divestiture of the diagnostics business, and the majority of the companies with which we compete report their financial results in US dollars; consequently, we believe that investors will gain a better understanding of our operating results when they are presented in US dollars. We will continue to report our financial results for fiscal 2007 in accordance with Canadian GAAP; however, beginning this quarter, we are providing a reconciliation of our net income under Canadian GAAP to that which we would report under US GAAP.

When there is a change in reporting currency, Canadian accounting standards require that financial statements for previous years be presented using a translation method that retains the Canadian dollar as the currency of measurement. For comparative purposes, we have prepared US dollar historical financial statements by translating the previously reported Canadian dollar amounts using the following methods and exchange rates:

Revenues, expenses, and cash flows - translated into US dollars using the weighted-average exchange rate for the applicable quarters.

Assets and liabilities - translated into US dollars using the exchange rate in effect at the end of the applicable period.

Share capital - share capital as at October 31, 2001 was translated into US dollars using the exchange rate in effect on that date. Subsequent share capital transactions were translated into US dollars using the exchange rate in effect when the transaction occurred.

Retained earnings - retained earnings as at October 31, 2001 was translated into US dollars using the exchange rate in effect on that date. Net income transactions for the period from November 1, 2001 to October 31, 2006 were translated into US dollars as described above. Other transactions affecting retained earnings, principally as a result of dividend payments and share repurchases, were translated into US dollars using the exchange in effect when the transaction occurred.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus. During fiscal 2006, we completed a number of transactions in pursuit of this renewed focus, culminating in the announcement on October 5, 2006 of the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of CDN$1.3 billion, which includes amounts ultimately paid to holders of minority interests in these businesses.

On February 26, 2007, we announced the closing of this transaction. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of CDN$1.0 billion and a CDN$75 million promissory note due in 2009. After paying costs of the transaction, taxes, and distributions to our minority partners in these businesses, we expect to report a gain of approximately US$0.8 billion in our second quarter.

Also on February 26, 2007, and coinciding with the completion of the sale of the diagnostics businesses, we announced the launch of a substantial issuer bid. Under the bid, we are proposing to repurchase up to CDN$500 million of our Common shares (US$425 million). We expect this bid to close in early April.

In our September 2005 announcement, we reconfirmed our commitment to focus on building our life sciences businesses. On January 29, 2007, we announced our intention to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $615 million cash transaction. Under this agreement, MDS proposes to acquire all of the Common shares of MDC for $35.50 per share. The Boards of Directors of both companies unanimously approved the merger agreement and we commenced a cash tender offer for all of the outstanding shares of MDC on February 13, 2007.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its strong brand recognition and leading edge products and capabilities, MDS will strengthen its leadership position as one of the top global providers of life sciences solutions. We will now offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

Upon completion of this acquisition, we plan to establish a new business unit, led by the current President of MDS Sciex, Andy Boorn that will combine the MDC and MDS Sciex businesses. This combined organization will have more than 1,100 employees, including over 250 scientists and engineers.

We expect to close this transaction in the second quarter and we will begin integration activities as soon as the transaction closes.

MDS Inc.
Consolidated operating highlights
			% Change
	2007	2006	Reported	Organic
Net revenues	$250	$242	3%	4%

Operating income	$3	$23	(87%)
Adjustments:
Restructuring charges	13	1
Gain on sale of investment	(2)	-
Mark-to-market on interest rate swaps	1	1
Adjusted operating income	15	25	(40%)
Depreciation and amortization	17	13
Adjusted EBITDA	$32	$38	(16%)	(2%)

Adjusted EBITDA margin	13%	16%

Consolidated revenue for the first quarter of 2007 was up 3% to $250 million compared to $242 million last year. Strong growth in MDS Pharma Services, driven by growth in its late-stage businesses, offset a decline in revenues from MDS Nordion in the quarter compared to the first quarter of 2006. On an organic basis, revenues grew by 4%, driven particularly by 7% growth in MDS Pharma Services. Revenues from MDS Sciex grew 4% organically, and MDS Nordion was down 3% organically but excluding the impact of unusual market conditions in the first quarter of 2006 MDS Nordion revenues grew 8% organically.

Adjusted EBITDA of $32 million was down 16% from last year and down 2% on an organic basis. Adjusted EBITDA was impacted by the non-recurring isotopes revenues earned last year and continued costs in MDS Pharma Services related to the self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review). While we suspended this review at the end of the quarter in response to actions taken by the US Food and Drug Administration (FDA), costs incurred in the first quarter of 2007 totalled
$4 million compared to $5 million in the same quarter last year.

Adjustments reported for the quarter include restructuring costs totaling $13 million, of which $8 million relates to ongoing profit improvement initiatives in MDS Pharma Services. Other restructuring costs amounting to $5 million were incurred in the quarter as we neared completion of the transition of our information technology infrastructure and support to a new provider. Other adjusting items included a $2 million gain realized on the sale of our debt interest in Hemosol Corp. and a $1 million mark-to-market loss on deemed ineffective interest rate swaps.

Selling, general, and administration (SG&A) expenses for the quarter totalled $53 million and 21% of revenues compared to $48 million and 20% last year.

We spent $13 million on R&D activities in the first quarter this year and last and we expensed $5 million in the first quarter for both years.

Consolidated depreciation and amortization expense increased $4 million compared to last year. The increase is principally related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore. Capital expenditures for the quarter were $8 million. In the first quarter of fiscal 2006, we reported capital expenditures of $22 million, reflecting spending on new facilities in MDS Pharma Services and expenditures related to the MAPLE facility.

Results from discontinued operations for this year include only the results of our remaining Canadian diagnostics businesses, as all other discontinued business were sold or closed during 2006. The first quarter results from discontinued operations for 2006 include these businesses, along with the results of our other discontinued business and include the after-tax gain resulting from the sale of our interest in Source.

Reported earnings per share were $0.10 for the quarter, compared to $0.33 in 2006. Adjusted earnings per share from continuing operations for the quarter were $0.05 compared to $0.14 earned in the same period last year. Earnings per share from discontinued operations were $0.12 compared to $0.23. Adjusted earnings per share for the two periods were as follows:

	2007	2006
Basic and diluted EPS from continuing operations - as reported	$(0.02)	$0.10
Adjusted for:
Restructuring charges	0.08	0.01
Loss (gain) on sale of long-term investment	(0.01)	0.01
Tax rate changes	-	0.02
Adjusted EPS	$0.05	$0.14

MDS Pharma Services
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Early-stage	66	55	67	60	(1%)	(4%)
Late-stage	55	45	44	40	25%	23%
Net revenues	121	100	111	100	9%	7%
Cost of revenues	(88)	(73)	(80)	(72)
Selling, general, and administration	(32)	(27)	(28)	(25)
Depreciation and amortization	(9)	(7)	(7)	(6)
Restructuring charges	(8)	(7)	1	-
Operating income (loss)	(16)	(14)	(3)	(3)	(433%)
Adjustment:
Restructuring charges	8	7	(1)	-
Adjusted operating income	(8)	(7)	(4)	(3)
Depreciation and amortization	9	7	7	6
Adjusted EBITDA	1	-	3	3	(67%)	(49%)

Capital expenditures	2		7

A stronger Euro this year compared to 2006 caused revenues for MDS Pharma Services to grow 9% on a reported basis and 7% on an organic basis. Organic growth was driven by continued strong results in preclinical discovery and our late-stage businesses, which were up 6% and 25%, respectively. Both global clinical development and global central labs services businesses contributed to the strong revenue growth for late-stage. Revenues from our bioanalytical business were lower for the first quarter of 2007 than for the same period in 2006, which is attributable to continuing negative results from our Montreal-area facilities. Early-clinical revenues were also down in the quarter and we noted a fall in demand immediately after the January 10, 2007 letter issued by the FDA.

Our late-stage businesses continued to grow their backlog and account for most of the growth in our reported balance, although we have seen some renewed growth in backlog for our early-stage businesses this quarter. Our average monthly pharmaceutical research backlog continues to expand and averaged $450 million for the first quarter of 2007, an increase of approximately 22% when compared to the average for the first quarter of fiscal 2006. It is also up 5% sequentially from the fourth quarter last year.

Fiscal 2005 - Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 - Quarter 1	450

Reported and adjusted EBITDA were impacted by decreased profits in our bioanalytical and early clinical research businesses.

Capital expenditures in the pharmaceutical services segment were $2 million compared to
$7 million last year. Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives
We remain focused on taking action to position MDS Pharma Services for continued growth and improved and sustainable operating profitability as we move forward. Over the past several quarters, we implemented a number of steps designed to focus on MDS Pharma Services’ core competencies and strengthen the business:

▪	Appointment of David Spaight as President of MDS Pharma Services
▪	Strengthening our senior management team with new global leaders in preclinical discovery, early clinical research, bioanalytical, global clinical development, and global central labs
▪
Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our pre-clinical testing business in Lyon, and beginning the expansion of our Phoenix early clinical research capacity (300 beds)

▪	Selling or closing a number of our smaller, less profitable pre-clinical business lines and sites including, Munich, Geneva, Taipei, Tampa, Blainville, Bothell and Lincoln
▪	Stringent management of hiring and discretionary spending
▪	Enhanced management review and reporting processes
▪	More selective business development activities, particularly in our late-stage businesses
▪	Introduction of LeanSigma as a primary tool to facilitate continuous improvement.

During the first quarter of 2007 we continued implementing our operating improvement plan with the closure of our early clinical research facility in New Orleans, the sale of the local portion of our Spanish clinical development business located in Madrid, and completion of negotiations for the February sale of our phase 1 facility in Hamburg, Germany. These operations were not profitable and were not considered to be of strategic importance.

As a result of these activities, we have streamlined our workforce with a personnel reduction of 8% since the end of the second quarter of 2006, with the majority of the reduction occurring in the last six months.

We have reported losses totalling $8 million related to these activities in the first quarter, all of which are reported as restructuring charges.

Additional operating improvement initiatives are currently under evaluation, and we expect to implement these initiatives in the coming months. We currently expect to announce further workforce reductions and site rationalizations as we continue to align our global footprint and cost structure with our business outlook, particularly in our bioanalytical business. We currently expect to record additional restructuring charges in the second quarter of 2007 totalling $20 to $25 million related to these initiatives.

FDA review of bioanalytical operations

We are continuing to work to address FDA issues related to bioanalytical operations in our St. Laurent and Blainville, Canada facilities. Our other lines of business and other sites where bioanalytical work is conducted are not the subjects of the FDA review described below. These other lines of business and sites are subject to routine FDA inspections and we have no indication that the FDA has any concerns with respect to these operations.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and related matters. At this meeting, and in correspondence with the FDA, MDS responded to concerns previously raised by the FDA and highlighted upgrades and enhancements to the Retrospective Review.

In January 2007, the FDA issued statements that outlined a path that will enable the Company and its clients to bring closure to issues associated with bioanalytical studies conducted in our St. Laurent and Blainville facilities. Sponsors of approved and pending generic drug submissions that contain study data produced in these facilities during the period between January 2000 to December 2004 have been asked to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit original study results. To date, nearly all of our generic customers have indicated their intention to pursue the third option and either have or are intending to commission third party study audits.

The FDA stated that it was taking this action as a precautionary measure to ensure that data submitted to the Agency and used in making approval decisions is of the highest quality. At the same time, the FDA made it clear that the adverse event surveillance-monitoring program has not detected any signals or any evidence that any of the drugs involved pose a safety or lack of efficacy risk. The FDA also made it clear that it does not have any evidence that there are problems with the quality, purity, or potency of the affected drug products.

During the first quarter of fiscal 2007 we continued to expend effort and resources in conducting the Retrospective Review, incurring direct costs of $4 million, of which $3 million is included in MDS Pharma Services’ results and $1 million is recorded in our Corporate segment. These amounts include direct labour, consulting costs, and the cost of related customer accommodations. In the first quarter of 2006, we incurred review costs totalling $5 million, all of which was recorded by MDS Pharma Services. Based on the FDA’s new direction, MDS terminated the Retrospective Review in January 2007 and re-directed efforts to support clients with independent audit activities. Work completed as part of the Retrospective Review is being used, where applicable, to facilitate independent audit reviews.

The FDA has identified 217 generic drug applications as being subject to the new requirements. This total is made up of 140 approved and 77 pending applications. As of February 28, 2007, independent study audits supporting approximately 20% of these applications had been completed. We currently estimate that the reviews of generic drug files will be completed within calendar 2007. We have been advised that, to date, three generic drug applications have received FDA approval based on third party audits.

In addition to generic studies, the FDA has requested information regarding submitted applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities. It is not yet clear what work, if any, the FDA will require with respect to this study category. The number of such studies that may contain data from these facilities is not currently estimatable but is expected to be substantially less than the corresponding number of generic bioequivalency studies.

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities questioned by the FDA by prioritizing study reviews to correspond with their priorities.

Bioequivalence work for our generic customers has suffered a significant decline over the period in which we have been addressing the FDA issues. Our early clinical research business has continued to experience a noticeable decline in business, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS. We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist them while they complete the study audits mandated by the FDA in a satisfactory manner.

The Company is currently assessing the financial impact of addressing the FDA’s new requirements, including the cost of customer accommodations. We are working closely with study sponsors and currently expect to be in a position to record a provision for customer accommodations and related costs in our second quarter. We are not able to estimate the full extent or cost of the effort required to satisfy the FDA and related client obligations, if any. There can be no assurance at this time that the study audits will be acceptable to the FDA or that the FDA will not require additional work. We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Net revenues	67	100	70	100	(4%)	(3%)
Cost of revenues	(34)	(51)	(34)	(49)
Selling, general, and administration	(11)	(17)	(11)	(16)
Research and development	(1)	(1)	(1)	(1)
Depreciation and amortization	(3)	(4)	(3)	(4)
Operating income	18	27	21	30
Depreciation and amortization	3	4	3	4
Adjusted EBITDA	21	31	24	34	(12%)	(5%)

Capital expenditures	1		10

Our isotopes business fell 4% year-over-year on a reported basis, due to difficult comparison to unusually strong results in the first quarter of 2006. The 2006 results were driven by very strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging. Their facility was out of production for most of the first two quarters of 2006 and we estimate that approximately $7 million of high-margin revenues were realized in the quarter. Excluding the impact of this on 2006, revenues were up 8% organically.

Revenues from cobalt sterilization were strong this quarter and results from radiotherapeutics were also up due in particular to strong sales of Therasphere® and FDG (Glucotrace™), an imaging agent used in PET scans.

Adjusted EBITDA margin for the quarter was 31%, down slightly from last year on lower medical isotope revenues. SG&A, R&D expenses and depreciation and amortization were level with the prior year. There were no adjusting items for the quarter.

Capital expenditures in the isotopes segment were $1 million, compared to $10 million last year. The expenditures last year reflected amounts spent on the MAPLE project prior to the February 2006 settlement with AECL and which were assumed by AECL as part of the MAPLE settlement in the second quarter last year.

During the quarter, we announced that we have extended the clinical trial for Therasphere to Europe and India.

MDS Sciex
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Net revenues	62	100	61	100	2%	4%
Cost of revenues	(38)	(61)	(38)	(62)
Selling, general, and administration	(5)	(8)	(3)	(5)
Research and development	(4)	(7)	(4)	(7)
Depreciation and amortization	(5)	(8)	(3)	(5)
Operating income	10	16	13	21
Depreciation and amortization	5	8	3	5
Adjusted EBITDA	15	24	16	26	(6%)	8%

Capital expenditures	3		1

Our instruments business grew 2% as reported and 4% on an organic basis. End-user revenues in the markets served by our joint ventures grew 10% in the quarter. Growth remains strong in Europe and in the small molecule and applied markets. Our QStar™, 4000Qtrap™, and
API 4000™ have maintained the sales momentum from 2006. The service business has developed and is showing solid growth so far this year. MDS Sciex shares in the profitability of the services business, although we do not report services revenues due to the terms of our partnership agreements. Inorganic markets were also strong in the first quarter of 2007, led by sales of our Elan DRC products.

Organic adjusted EBITDA growth was 8% compared to a strong first quarter last year, while adjusted EBITDA for the segment was $15 million compared to $16 million in the same period last year. Higher SG&A expenses in the first quarter of 2007, largely due to currency losses on long-term debt obligations, offset the impact of higher revenues. In addition, depreciation and amortization expense has increased, reflecting principally amortization of deferred development charges that began to increase late in the first quarter last year.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $3 million this year compared to $1 million for 2006.

Corporate and Other
Financial Highlights
	2007	2006
	$	$
Selling, general, and administration	(5)	(6)
Restructuring charges	(5)	(2)
Other income (expense)	1	(1)
Equity earnings	-	1
Operating loss	(9)	(8)
Adjustments:
Gain on sale of investments	(2)	-
Mark-to-market adjustments	1	1
Restructuring charges	5	2
Adjusted EBITDA	(5)	(5)

Capital expenditures	2	4

Corporate SG&A expenses were $1 million lower this year compared to 2006 as we have concluded our initial SOx certification initiative and efforts to contain head office spending continued. Restructuring charges in the quarter relate to the transition of IT support and infrastructure to a new provider. These efforts were substantially completed in February 2007.

On November 3, 2006, we sold a secured debt interest in Hemosol Corp., along with an interest in related debtor-in-possession financing for combined proceeds of $14 million. We recorded a gain of $2 million as a result of this transaction, and we have treated this as an adjusting item in the quarter.

Net interest expense was $2 million compared to $1 million last year. In 2006, we capitalized
$2 million of interest expense related to the MAPLE project. Higher cash and short-term investment balances resulted in higher interest income in the first quarter of 2007 compared to the same period in 2006.

Income taxes
The income tax rate is unusual for the quarter as the majority of losses incurred in MDS Pharma Services cannot be tax-effected. The reported tax rate for 2006 of 36% approximates a normal tax rate.

Discontinued operations
The results of our discontinued businesses for the first quarter of 2007 and 2006 were as follows:

	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administrative	(8)	(15)
Depreciation and amortization	-	(3)
Restructuring charges	-	(1)
Gain on sale of discontinued operations	-	24
Equity earnings	1	1
Operating income	22	38
Income taxes	(3)	(3)
Minority interest	(3)	(2)
Income from discontinued operations	$16	$33
Basic earnings per share	$0.12	$0.23

Income from discontinued operations for fiscal 2007 reflects only the results of our remaining diagnostics businesses. Results for the first quarter of 2006 included Source operations up to the sale of that business in late November 2005 and the results from our Calgary laboratory business, which was sold in April of 2006. Income from discontinued operations for 2006 also reflects the gain resulting from the sale of Source.

Liquidity and capital resources
	January 31	October 31
	2007	2006	Change
Cash, cash equivalents and short-term investments	$369	$388	(5%)
Operating working capital[1]	$119	$104	14%
Current ratio	2.0	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter, cash was utilized to pay normal year-end accruals and, as a result, cash balances are down and operating working capital has increased. The decrease in the current ratio is attributable to the classification of a portion of our long-term debt into current liabilities this period, reflecting the December 2007 repayment obligation.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. We have available a C$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. No funds were borrowed under the facility as of January 31, 2007. On February 6, 2007 we drew C$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MDC. We have repaid this advance from the proceeds resulting from the sale of the diagnostics business.
To complete the acquisition of MDC and the substantial issuer bid, we expect to utilize the full proceeds realized from the sale of the diagnostics business and a portion of our existing cash resources. Following these transactions, we expect to have sufficient liquidity resources, including our revolving credit facility, to meet our liquidity requirements.

Cash used in financing activities (excluding discontinued operations) during the quarter was
$4 million versus $2 million last year. We made no purchases under our NCIB during the quarter.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures and operations in 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
There have been no material changes in contractual obligations since October 31, 2006, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at January 31, 2007 was a liability of $7 million. We recorded a $1 million mark-to-market loss on interest rate swaps during the first quarter of 2007.

Capitalization
	January 31	October 31
	2007	2006	Change
Long-term debt	$383	$394	(3%)
Less: cash, cash equivalents, and short-term investments	369	388	(5%)
Net debt	14	6	133%
Shareholders’ equity	1,358	1,414	(4%)
Capital employed[1]	$1,372	$1,420	(3%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $11 million due principally to revaluation of our Canadian dollar denominated long-term debt and reflecting the strength of the US dollar in the quarter. Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Other Comprehensive Income in the Statement of Financial Position.

US GAAP Reconciliation
Note 17 to our consolidated financial statements for the first quarter of 2007 contains a reconciliation of results reported in Canadian GAAP to the net income we would report in US GAAP. The only material reconciling item in the quarter is deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP. As these amounts are tax deductible, the net impact on report income is nil for the quarter.

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Jan 2007	Oct 2006	July 2006	Apr 2006
Net revenues	$1,010	$250	$260	$258	$242
Operating income (loss)	$28	$3	$18	$5	$2

Income (loss) from continuing operations	$16	$1	$14	$3	$(2)
Net income (loss)	$93	$13	$47	$19	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$0.09	$(0.02)	$0.10	$0.02	$(0.01)
Earnings (loss) per share
Basic and diluted	$0.65	$0.09	$0.33	$0.13	$0.10
(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Jan 2006	Oct 2005	July 2005	Apr 2005
Net revenues	$955	$242	$257	$231	$225
Operating income (loss)	$12	$23	$(39)	$12	$16

Income (loss) from continuing operations	$(1)	$14	$(33)	$7	$11
Net income (loss)	$45	$47	$(41)	$15	$24
Earnings (loss) per share from continuing operations
Basic and diluted	$-	$0.10	$(0.23)	$0.05	$0.08
Earnings (loss) per share
Basic and diluted	$0.31	$0.33	$(0.29)	$0.10	$0.17

Items that impact the comparability of operating income include:
•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook
As we enter the second quarter of fiscal 2007, we believe that we now have a path forward to resolution of our FDA issues. We have completed a number of key outstanding matters, including the sale of our Canadian diagnostics business and launching a large share repurchase offer. At the end of the first quarter, we announced our intention to materially expand our instruments business with the acquisition of MDC. We have also taken steps to clarify our financial reporting and to make it more comparable to others in our sector by adopting the US dollar as our reporting currency and including US GAAP reconciliation information in the notes to our consolidated financial statements.

Our businesses are well positioned to gather momentum as the year progresses. Customer demand and market growth in all segments remains strong and both MDS Nordion and MDS Sciex have shown growth in the current quarter, taking into account the unexpected strength in the medical isotopes market in 2006. MDS Pharma Services delivered very strong growth in late-stage services and in backlog, but the FDA issue continued to impact earnings. We are confident that we now have a path forward on this matter and we are taking steps to improve the operating performance of this business.

The Molecular Devices transaction is proceeding as expected towards closure. On March 2, the waiting period for Hart Scott Rodino pre-merger clearance in the US expired. We are awaiting conclusion of regulatory approvals in other jurisdictions. The closing of the transaction remains subject to other customary conditions, including other regulatory approvals, which we anticipate will be satisfied over the next several weeks.

MDS Sciex continues to transfer production to our new Singapore facility. We expect to move production of additional lines to Singapore over the course of the year and realize cost savings as a result. We see continued market strength in most of our markets for the second quarter.

MDS Nordion has had a good start to the year and we are comfortable with the momentum entering the second quarter. The Therasphere clinical trial will drive both revenues and R&D expense in future quarters, but successful registration of this medical device is expected to enable us to expand the market for the product.

The nature of our isotope products makes them subject to considerable regulation. Ongoing interest in safety and security may impact the cost of regulatory compliance for products such as cobalt and cesium and may affect patterns of customer demand. We continue to be involved in discussions on these issues.

With the completion of the sale of our diagnostics business, we are now a focused life sciences company and we are well positioned to take advantage of the opportunities available in this industry. We have a strong balance sheet and the financial resources to pursue selected growth opportunities, including acquisitions. Our selection of appropriate opportunities to pursue will be made using a disciplined and methodical approach.